Exhibit 107

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

Theravance Biopharma, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$230,000,000	*	0.00927%	$21,321	**
Fees Previously Paid	-			$0
Total Transaction Valuation	$230,000,000	*
Total Fees Due for Filing				$21,321
Total Fees Previously Paid				$-
Total Fee Offsets				$-
Net Fee Due				$21,321

*	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes that all $230,000,000 aggregate principal amount of the issuer’s 3.25% Convertible Senior Notes due 2023 are purchased at the tender offer price of $1,000 per $1,000 principal amount of such Convertible Notes.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $92.70 for each $1,000,000 of the value of the transaction.